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                              January 3, 2022

       Xianfeng Yang
       Chief Executive Officer
       BIT Mining Limited
       Units 813&815, Level 8, Core F, Cyberport 3
       100 Cyberport Road
       Hong Kong

                                                        Re: BIT Mining Limited
                                                            Amendment No. 5 to
Registration Statement on Form F-3
                                                            Filed December 20,
2021
                                                            File No. 333-258329

       Dear Mr. Yang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2021 letter.

       Amendment No. 5 to Registration Statement on Form F-3

       Cover Page

   1. Please disclose whether your auditor is subject to the determinations announced by the
                                                        PCAOB on December 16,
2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company.
       Our Company, page 5

   2. We note your response to prior comment 2 and your disclosure that you acquire other types of
cryptocurrencies, including Dogecoin, as commission of your mining pool operation. Please
expand your disclosure to identify each specific digital asset, other than
 Xianfeng Yang
BIT Mining Limited
January 3, 2022
Page 2
       Bitcoin, Ethereum, and Dogecoin, that you mine or hold that represents greater than 1% of your total assets. Also, expand your disclosure regarding your data center operation to host cryptocurrency mining activities and your multi-currency comprehensive service mining pool to include a discussion as to how these two business lines operate, which digital assets are mined and supported and the compensation structure. Our Digital Assets, page 6

3. Please clarify whether you settle block reward distribution with your customers in fiat currency or digital assets.
Risk Factors
The loss or destruction of private keys..., page 14

4. We note your response to prior comment 3. Please provide a more detailed explanation of your enterprise multi-signature storage solution and the specific risks associated with this storage solution.
Our ADSs may be delisted from a U.S. exchange..., page 18

5. Please update your disclosure to reflect that the PCAOB has issued its report notifying the
       Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
       Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten,
Staff Attorney, at (202) 551-3447 with any questions.



                                                             Sincerely,
FirstName LastNameXianfeng Yang
                                                             Division of
Corporation Finance
Comapany NameBIT Mining Limited
                                                             Office of
Technology
January 3, 2022 Page 2
cc:       Ke Li, Esq.
FirstName LastName